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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No.         )*


                         ONYX Pharmaceuticals, Inc.
                   -----------------------------------------
                               (Name of Issuer)




                    Common Stock, par value $.001 per share
                   -----------------------------------------
                        (Title of Class of Securities)




                                 683399  10  9
                                 -------------
                                (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 5 Pages


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                                  SCHEDULE 13G


CUSIP No. 683399  10  9                                    Page 2 of 5 Pages
         ---------------------                             ------------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Person

                                Bayer Corporation
                                   25-133-9219
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only


          ---------------------------------------------------------------------

  (4)     Citizenship or Place of Organization

                               Indiana
          ---------------------------------------------------------------------

                       (5)     Sole Voting Power
  Number of                    945,510
   Shares              --------------------------------------------------------
 Beneficially          (6)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (7)     Sole Dispositive Power
 Person With                   945,510
                       --------------------------------------------------------
                       (8)     Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

  (9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                        945,510
          ---------------------------------------------------------------------

 (10)     Check box if the Aggregate Amount in Row (9) Excludes Certain
          Shares*                                                         [   ]

 (11)     Percent of Class Represented by Amount in Row (9)
                        9.98%
          ---------------------------------------------------------------------

 (12)     Type of Reporting Person*
                        CO
          ---------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                  Page 2 of 5 Pages
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ITEM 1(a).        NAME OF ISSUER:

                  ONYX Pharmaceuticals, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3031 Research Dr.
                  Richmond, CA 94806

ITEM 2(a).        NAME OF PERSON FILING:

                  Bayer Corporation

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  One Mellon Bank Center, 500 Grant Street, 53rd Floor, Pittsburgh, Pennsylvania 15219

ITEM 2(c).        CITIZENSHIP:

                  Indiana corporation

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.001 per share

ITEM 2(e).        CUSIP NUMBER:

                  683399    10    9


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13B-1(b), OR 13d-2(d), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable

ITEM 4.           OWNERSHIP:

                  (a)      Amount beneficially owned:     945,510
                  (b)      Percent of Class     9.98%


                                  Page 3 of 5 Pages


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                  (c)   Number of Shares as to which such person has:

                        (i)   Sole power to vote or direct the vote: 945,510

                        (ii)  Shared power to vote or direct the vote:   -0-

                        (iii) Sole power to dispose or to direct the
                              disposition of:                        945,510

                        (iv)  Shared power to dispose or to direct the
                              disposition of:                            -0-


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

ITEM 10.          CERTIFICATION:

                  Not Applicable

                                  Page 4 of 5 Pages


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                                   SIGNATURE


        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 11, 1997                          BAYER CORPORATION


                                                  By: /s/ JON R. WYNE
                                                  --------------------
                                                     Jon R. Wyne
                                                     Senior Vice President


                               Page 5 of 5 Pages